UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 7, 2020

_____

In the Matter of

Secured Real Estate Income
Strategies, LLC
2090 N. Kolb Road, Suite 120
Tucson, Arizona

File No. 024-10623

_____

ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

       Secured Real Estate Income Strategies, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 7, 2020.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Joel Parker
Office Chief
Office of Real Estate & Construction